UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

STEIN MART INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

Calendar Year 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	858375-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAY STEIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

15,811,466*

	6	SHARED VOTING POWER

N/A

	7	SOLE DISPOSITIVE POWER

15,811,466*

	8	SHARED DISPOSITIVE POWER

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,811,466*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

36.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* The Reporting Person's shares of Issuer consist of:
(i) 13,441,279 shares owned by Stein Ventures Limited Partnership, the general partner of which is Carey Ventures, Inc.;
(ii) 21,894 shares owned by the Jay and Deanie Stein Foundation Trust and over which the Reporting Person has sole voting and dispositive power;
(iii) 610,000 shares over which the Reporting Person serves as Custodian under the Florida Uniform Transfers to Minors Act and has sole voting and dispositive power;
(iv) 24,644 shares owned by Carey Ventures, Inc., a corporation wholly-owned by the Reporting Person;
(v) 982,049 shares owned by the Reporting Person individually; and
(vi) 731,600 shares owned by a trust for the benefit of Deanie Stein and over which the Reporting Person has sole voting and dispositive power as truste

Item 1.

(a)	Name of Issuer
Stein Mart, Inc.

(b)	Address of Issuer’s Principal Executive Offices
1200 Riverplace Boulevard Jacksonville, FL 32207

Item 2.

(a)	Name of Person Filing
Jay Stein

(b)	Address of Principal Business Office or, if none, Residence
1200 Riverplace Boulevard Jacksonville, FL 32207

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, $0.01 par value

(e)	CUSIP Number
858375-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 15,811,466

(b)	Percent of class: 36.4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 15,811,466

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 15,811,466

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of Members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 08, 2011	By:	/s/ Jay Stein
Name: Jay Stein
Title:

Footnotes:
The Reporting Person's shares of Issuer consist of:
(i) 13,441,279 shares owned by Stein Ventures Limited Partnership, the general partner of which is Carey Ventures, Inc.;
(ii) 21,894 shares owned by the Jay and Deanie Stein Foundation Trust and over which the Reporting Person has sole voting and dispositive power;
(iii) 610,000 shares over which the Reporting Person serves as Custodian under the Florida Uniform Transfers to Minors Act and has sole voting and dispositive power;
(iv) 24,644 shares owned by Carey Ventures, Inc., a corporation wholly-owned by the Reporting Person;
(v) 982,049 shares owned by the Reporting Person individually; and
(vi) 731,600 shares owned by a trust for the benefit of Deanie Stein and over which the Reporting Person has sole voting and dispositive power as trustee.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)